UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURIT EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR
___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 001-35294

STARZ 401(k) SAVINGS PLAN
(Full title of the Plan)

STARZ
(Issuer of the securities held pursuant to the Plan)

8900 Liberty Circle
Englewood, Colorado 80112
(Address of principal executive offices)

STARZ
FORM 11-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Starz 401(k) SAVINGS PLAN

Date: June 28, 2016	By:	/s/ Scott D. Macdonald
Scott D. Macdonald
Member, Plan Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee
Starz 401(k) Savings Plan
Englewood, Colorado

We have audited the accompanying statement of net assets available for benefits of the Starz 401(k) Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the period from plan inception (February 2, 2015) through December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the period from plan inception (February 2, 2015) through December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 28, 2016

Starz 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

(in thousands)

December 31, 2015
Assets
Investments, at fair value:
Starz Series A common stock	$1,284
Mutual funds	148,404
Brokeragelink accounts	7,641
Total investments, at fair value (Note 3)	157,329

Receivables:
Notes receivable from participants	1,628
Contributions receivable:
Employer contributions	126
Participant contributions	218
Total receivables	1,972

Net assets available for benefits	$159,301

See accompanying notes to financial statements

STARZ 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(in thousands)

For the Period from Plan Inception (February 2, 2015) through December 31, 2015
Additions:
Net investment loss:
Net change in fair value of investments	$(8,124)
Interest and dividend income	7,972
(152)

Interest on notes receivable from participants	58

Contributions:
Employer	4,202
Participants	7,012
Rollovers	457
11,671
Total additions	11,577

Deductions:
Distributions to participants	(16,779)
Administrative expenses	(71)
Total deductions	(16,850)

Net decrease prior to transfer in	(5,273)

Transfer in (Note 1)	164,574

Net assets available for benefits
Beginning of period	—
End of period	$159,301

See accompanying notes to financial statements

STARZ 401(k) SAVINGS PLAN
December 31, 2015
Notes to Financial Statements

Note 1 - Description of the Starz Plan

The following description of the Starz 401(k) Savings Plan (the “Starz Plan”) is provided for general information purposes only.  Participants should refer to the plan document for the Starz Plan (the “Starz Plan Document”) for more complete information.  The Starz Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Starz Plan is a defined contribution plan sponsored by Starz. Benefits are not guaranteed by the Pension Benefit Guarantee Corporation. The Plan Administrative Committee of the Starz Plan serves as the plan administrator for the Starz Plan (“Plan Administrator”).

In January 2013, Starz (formerly known as Liberty Media Corporation) completed the spin off (the “LMC Spin-off”) of its wholly-owned subsidiary Liberty Media Corporation (formerly known as Liberty Spinco, Inc.). Subsequent to the LMC Spin off, Starz remained a participating employer in the Liberty 401(k) Savings Plan (the “Liberty Plan”) until February 2, 2015. On February 2, 2015 (“Plan Inception”), Starz established its own 401(k) Savings Plan, the Starz Plan, and transferred fund assets associated with its employees, totaling approximately $164.6 million, from the Liberty Plan into the Starz Plan.

Eligibility

Certain employees who are at least 18 years old are eligible to participate in the Starz Plan as of date of hire. Eligible employees exclude: (i) any person classified as an independent contractor by Starz; (ii) any employee covered by a collective bargaining agreement, if the agreement does not expressly provide for participation in the Starz Plan and if retirement benefits were the subject of good faith bargaining; and (iii) any person who is a resident of Puerto Rico.

In October 2015, Starz sold 100% of its wholly-owned subsidiary Film Roman, LLC (“Film Roman”). Following the sale, Film Roman ceased being a participating employer of the Starz Plan. Film Roman participants were 100% vested and may remain in the Starz Plan unless they request distributions.

Contributions

Subject to the Internal Revenue Service (“IRS”) limitations described below, participants may make: (i) pre-tax contributions to the Starz Plan of up to 75% of their compensation, as defined, and/or (ii) after-tax contributions to the Starz Plan of up to 10% of their compensation, as defined.  Pursuant to the Starz Plan Document, Starz shall make non-discretionary matching employer contributions equal to $1.00 for each $1.00 a participant contributes up to the first 6% of eligible compensation.

All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS.  Employee pre-tax contributions were limited to $18,000 in 2015.  Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to the lesser of $53,000 or 100% of the employee’s compensation in 2015.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees who were 50 years or older by the end of the calendar year, are not matched by the employer and were limited to $6,000 in 2015. Starz reserves the right to change the matching contribution amounts at any time.

The Starz Plan provides for an automatic enrollment, under which Starz will withhold 6% (3% from Plan Inception to September 2015) of a participant’s eligible compensation, unless the participant elects a different percentage.

Participant and employer contributions, including both vested and unvested employer contributions, can be invested in any open investment option offered in the Starz Plan, including the Brokeragelink option, as directed by the participant.

STARZ 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015

Rollovers

Participants may elect to roll over amounts from other qualified plans or individual retirement accounts (“IRA”) into the Starz Plan provided that certain conditions are met.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses; and is charged with (a) distributions of the participant’s benefits, and (b) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their Starz Plan accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance, or $50,000 (minus the participant’s highest outstanding loan balance during the previous 12 months). Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%.  The interest rate for new loans is updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant’s account, not to exceed 50% of such vested balance.  At December 31, 2015, outstanding loans had interest rates at 4.25% and maturity dates through December 2020.  Principal and interest are paid ratably, at least quarterly, through monthly payroll deductions or (after termination of employment) through automatic bank draft.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) may be used to pay the Starz Plan expenses or to reduce employer future matching contributions.  Forfeitures aggregated approximately $424,000 during the period from Plan Inception through December 31, 2015 and will be used to reduce employer’s future matching contributions and pay the Starz Plan expenses.

Investment Options

As of December 31, 2015, the Starz Plan had various investment options including mutual funds and Starz Series A common stock.  The mutual funds include money market, bond, real estate, domestic and global stock funds, small to large cap funds, growth, value and blend funds, and asset allocation funds based on target retirement dates.  In addition, the Starz Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Starz Plan.  A complete list of investment options can be found on the supplemental schedule to these financial statements (the “Schedule of Assets”).  Starz Plan participants may change investment options and contribution percentages on a daily basis.

Benefit Payments

Distributions from the Starz Plan may be made to a participant upon attaining the age of 59-1/2, financial hardship, death, total disability or termination of employment.  Distributions and other withdrawals are processed on a daily basis.

Upon separation from employment (due to death, total disability, or termination of employment), if the balance of the participant’s vested account is below $5,000, distributions are made to the participant or his/her beneficiaries as follows:

(1) If vested balance is $1,000 or less: Lump-sum cash distribution of participant’s vested account, less required tax withholding, unless participant elects a distribution or rollover; or

(2) If vested balance is more than $1,000 but not more than $5,000: Automatically rolled over in cash to an IRA selected by the Plan Administrator, unless participant elects a distribution or rollover;

STARZ 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015

Instead of any cash distribution or rollover described above, a participant may elect to receive whole shares of Starz Series A common stock for the portion invested in such stock immediately prior to the distribution, with fractional shares being distributed in cash.

Vesting

Participant contributions and rollover contributions are always fully vested.  Participants vest in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage
Less than 1	-
1 year	33
2 years	66
3 years	100

Plan Termination

Although Starz has not expressed any intent to terminate the Starz Plan, it may do so at any time, subject to the provisions of ERISA.  The Starz Plan provides for full and immediate vesting of all participant accounts upon termination of the Starz Plan.

Risks and Uncertainties

The Starz Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2015, less than 1% of the Starz Plan assets were invested in individual stocks (Starz Series A common stock and other stocks in Brokeragelink accounts). The Plan Administrator believes that the Starz Plan did not have a concentration risk as of December 31, 2015.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Starz Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

Trust Fund Managed by Fidelity Management Trust Company (“Fidelity”)

Fidelity provides trustee and recordkeeping services to the Starz Plan. Under the terms of the service agreement between Starz and Fidelity, Fidelity manages a trust fund on behalf of the Starz Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  Fidelity may, at the direction of Starz Plan participants, invest up to 100% of the assets of the Starz Plan in employer securities without regard to any fiduciary requirement to diversify Starz Plan assets.  Additionally, participants of the Starz Plan are allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2015 for those securities having readily available market quotations.   Mutual funds are stated at fair value based on the net asset value of shares held at year-end as provided by the fund managers and as traded in active markets.

STARZ 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015

The closing market price of $33.50 was used to value the Starz Series A common stock as of December 31, 2015.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits and is determined as the difference between the market value at Plan Inception or purchase price, and market value at year end or selling price.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Defaulted participant loans are reclassified as distributions based upon the terms of the Starz Plan Document.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The Starz Plan adopted Fidelity basic plan document No.17 (the “Volume Submitter”). The IRS has determined and informed Fidelity by a letter dated March 31, 2014 that the Volume Submitter was acceptable under Section 401 of the Internal Revenue Code (“IRC”) and therefore qualifies for special tax treatment.  Once qualified, the Starz Plan is required to operate in conformity with the IRC to maintain its qualification. Although subsequently amended,  the Plan Administrator believes that the Starz Plan was designed and being operated in compliance with the applicable requirements of the IRC as of December 31, 2015.

Accounting principles generally accepted in the United States of America (“U.S.”) require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Starz Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Starz Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

Therefore, the Plan Administrator believes that the Starz Plan was qualified and the related trust was tax-exempt as of December 31, 2015.

Plan Expenses

Recordkeeping and administrative fees are charged to participants each quarter and are 5.5 basis points of individual participants’ average quarterly account balances. In addition, if a participant initiates certain administrative transactions (e.g., loans and domestic relations orders), the participant will be charged applicable transaction fees.

Equitable Allocation of Revenue Sharing to Participants

Certain mutual funds pay fees to Fidelity for its recordkeeping services associated with these funds for the Starz Plan. Such fees are referred to as revenue sharing between these mutual funds and Fidelity, and are credited back to the accounts of participants who invest in these funds on a proportional basis each quarter. Revenue sharing is calculated by multiplying the average fund balance each quarter by a certain agreed upon rate. These fees aggregated approximately $141,000 for the period from Plan Inception to December 31, 2015 and were included in the “Net change in fair value of investments” in the accompanying Statement of Changes in Net Assets Available for Benefits.

STARZ 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ significantly from those estimates.

Recent Accounting Pronouncement

In July 2015, the FASB issued ASU 2015-12 Plan Accounting: Defined Contribution Pension Plans: Plan Investment Disclosures (“Topic 962”). Topic 962 eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value by eliminating the requirement to disaggregate investments by nature, characteristics and risks. Rather, the disclosure of information about fair value measurements shall be provided by general type of plan assets. In addition, it removes the requirement to disaggregate the investments within a self-directed brokerage account. Topic 962 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Starz Plan adopted the new guidance effective December 31, 2015 and has not included the disclosures about investments representing 5% or more of net assets, net appreciation or depreciation for investments by general type, disaggregation of investments by nature, characteristics and risks, and disaggregation of investments within self-directed brokerage accounts.

Note 3 - Investments

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•	Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Starz Plan has the ability to access.

•	Level 2

Inputs to the valuation methodology include:

◦	quoted prices for similar assets or liabilities in active markets;

◦	quoted prices for identical or similar assets or liabilities in inactive markets;

◦	inputs other than quoted prices that are observable for the assets or liability;

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Investments are reported at fair value on a recurring basis in the statements of net assets available for participant benefits.  The following methods and assumptions were used to estimate the fair values:

STARZ 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015

Mutual funds. The fair value of these investments is based on the quoted prices for identical investments in active markets and represents the net asset value of shares held by the Starz Plan.

Common stock and other exchange traded equity securities. The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded.

Brokeragelink accounts. This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds and common stocks listed on major U.S. exchanges.  The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded.  The fair value of mutual funds is based on the net asset values of shares held at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Starz Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents the fair value of assets by class measured at fair value on a recurring basis as of December 31, 2015 (in thousands):

	Assets at Fair Value as of December 31, 2015
Investments	Level 1	Level 2	Level 3	Total fair value
Starz Series A common stock	$1,284	$-	$-	$1,284
Mutual funds	148,404	-	-	148,404
Brokeragelink accounts	7,641	-	-	7,641
Total assets at fair value	$157,329	$—	$—	$157,329

Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  For the period from Plan Inception through December 31, 2015, there were no transfers in or out of levels 1, 2 or 3.

Note 4 - Party-in-interest Transactions

As of December 31, 2015, less than 1% of the Starz Plan assets were invested in Starz Series A common stock, which is listed and readily tradeable on the Nasdaq Global Stock Market. Certain of the Starz Plan investments are shares of mutual funds managed by Fidelity, the plan trustee and recordkeeper.  Through the Brokeragelink option, participants may have holdings of certain party-in-interest securities. In addition, Fidelity receives revenue sharing from certain mutual funds and distributes it to applicable participants (See Note 2 for more detail about “Equitable Allocation of Revenue Sharing to Participants”). These transactions qualify as party-in-interest transactions exempt from ERISA prohibited transaction rules. All other transactions that may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees. See the accompanying Schedule of Assets for information regarding parties-in-interest.

STARZ 401 (k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	Identity of issue	Description of investments, including par value	December 31, 2015
			(in thousands)
*	Starz Common Stock	Starz Series A common stock, par value $0.01 per share	$1,284
*	Fidelity Management & Research Company	Fidelity Freedom K 2030	31,432
*	Fidelity Management & Research Company	Fidelity Freedom K 2040	20,786
*	Fidelity Management & Research Company	Spartan 500 Index Fund Institutional	16,279
*	Fidelity Management & Research Company	Fidelity Freedom K 2020	14,313
	Dodge & Cox	Dodge & COX Stock	8,822
	BAMCO, Inc.	Baron Growth Institutional	7,076
*	Fidelity Management & Research Company	Fidelity Treasury Only Money Market Fund	7,069
	Capital Research and Management Company LLC	American Funds Growth Fund of America R6	6,621
	Metropolitan West Asset Management Company LLC	MetWest Total Return Bond Fund	5,497
*	Fidelity Management & Research Company	Fidelity Low-Priced Stock Fund/K	4,895
	Pacific Investment Management Company LLC	AllianzGI NFJ Small-Cap Value Fund	4,774
*	Fidelity Management & Research Company	Spartan International Index Fund	4,637
	Artisan Funds Distributor, LLC	Artisan International Fund Institutional	4,444
*	Fidelity Management & Research Company	Fidelity Freedom K 2050	4,272
	Pacific Investment Management Company LLC	Pimco High Yield Fund Institutional	3,531
*	Fidelity Management & Research Company	Fidelity Freedom K 2010	1,512
	The Vanguard Group Inc.	Vanguard Inflation - Protected Securities Fund Admiral Shares	1,133
*	Fidelity Management & Research Company	Fidelity Freedom K Income Fund	658
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Institutional Global Realty Shares	570
*	Fidelity Management & Research Company	Fidelity Freedom K 2045	37
*	Fidelity Management & Research Company	Fidelity Freedom K 2005	18
*	Fidelity Management & Research Company	Fidelity Freedom K 2025	10
*	Fidelity Management & Research Company	Fidelity Freedom K 2055	7
*	Fidelity Management & Research Company	Fidelity Freedom K 2035	6
*	Fidelity Management & Research Company	Fidelity Freedom K 2060	3
*	Fidelity Management & Research Company	Fidelity Freedom K 2015	2
*	Fidelity Management & Research Company	Brokeragelink Accounts	7,641
	Total investments, at fair value		157,329
	Notes receivable from participants	Interest rates at 4.25% with maturity dates through December 2020	1,628
			$158,957
*    Indicates a party-in-interest.

Starz is the plan sponsor. Fidelity is the plan trustee and recordkeeper. Starz, all of its employees and Fidelity are parties-in-interest to the Starz Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report:

23.1	Consent of Anton Collins Mitchell LLP